EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
Cheviot Savings Bank 401(k) Plan and Trust

We consent to the incorporation by reference in the Registration Statement (No. 333-190098) on Form S-8 of Cheviot Financial Corp. of our report dated June 26, 2015, with respect to the statements of net assets available for benefits of the Cheviot Savings Bank 401(k) Plan &Trust as of December 31, 2014 and 2013, and the repated statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related supplemental schedule as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Cheviot Savings Bank 401(k) Plan & Trust.

/s/ Clark, Schafer, Hackett & Co.

Cincinnati, Ohio
June 26, 2015